LEVY & DRONEY, P. C.

Pond View Corporate Center

74 Batterson Park Road

Farmington, CT 06032

December 13, 2005

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, Northwest

Washington, D.C.  20549

RE:  The Enlightened Gourmet, Inc. – SEC File No. 0-51597

Dear Mr. Mancuso:

This letter is in response to your letter of November 23, 2005 addressed to Mr. Alexander L. Bozzi, III, Chairman of the Enlightened Gourmet, Inc. (the “Company”).  This firm represents the Company.

We have reviewed the matters addressed in your letter with Company management and representatives of the Company’s independent registered public accountant and our responses are based upon such discussions.

Please note that for your convenience, we have repeated your questions in bold face type with our responses in regular type face below.

General

1.

Please note that your filing will become effective in 60 days from the date of filing, and that you will be required to file periodic and other reports from that date.  Please consider withdrawing the registration statement before it goes effective if you are unable to comply with our comments within that time period.

Thank you; we will consider such action if and when appropriate.

Risk Factors, page 2

2.

Please include in this section additional risk factors, including the lack of patent protection for your products, possible product liability claims, and regulatory risks.

Three additional risk factors have been added as paragraph 3 under “Risk Factors”.

3.

Please delete the last sentence of each of the first three risk factor discussions, as each of these statements is offered to mitigate or qualify the risk being discussed.

The language has been deleted.

4.

Please revise paragraph 5 to identify all purposes for which you may require additional capital, such as manufacturing equipment, distribution arrangements, or other purposes, and to describe any sequence of events that appears likely in obtaining the financing you may need to reach these business goals.  Identify also any difficulties you can reasonably anticipate in securing financing at each stage, and revise here and in the business discussion to eliminate the implication that you will necessarily have the type or amount of growth that would make the payment of slotting fees necessary or advisable.

This paragraph as been renumbered as paragraph 8 and completely re-written.

5.

Expand your risk factor disclosure regarding penny stock regulation to make clear that there is presently no market for your stock, and that one may not develop in any case, and include more germane sub-headings, to describe the effect of this regulation on any market that may develop.  Please revise.

An additional paragraph 9 has been added to address the lack of a market for the Company’s stock.

Description of Business, page 4

6.

Please make clear in this section that you have had no sales or revenues to date.  We note that you have an inventory of completed products.  Please discuss the shelf life of your inventory and when you anticipate selling your product.

The initial paragraph has been revised to include language identifying the Company as a start-up.

7.

To better explain what you mean in the last paragraph on page 4 by your reference to the “similar ownership” of Milt & Geno’s Frozen Desserts, please include a cross-reference to the “Certain Relationships and Related Transactions” section.

A cross-reference has been added to this paragraph.

8.

Please tell us how you were able to calculate that you will not be reliant on any single distributor for more than 10% of your projected sales, since the sales figures are estimates.

The paragraph on distribution has been substantially expanded to more completely describe the Company’s plan of distribution.

Absolutely Free Products, page 5

9.

Please support, or state as opinion, the claims in this section regarding the qualities of your products, particularly including those in the first and second sentences in each of the two paragraphs under this heading at page 5.

This paragraph has been re-written to restate the claims as matters of opinion.

Markets, page 8

10.

Please furnish us copies of all materials from the International Ice Cream Association on which you are relying as the basis for the statistical claims in this section.  Please confirm that 2003 is the latest year for which comparable statistics are available.

All information was obtained from the International Ice Cream Association web site at www.idfa.org/facts/icecream.cfm

11.

Please explain the significance of the category “novelty ice cream products” and state what entity established or regulates this category, if it is subject to regulation.  Also, demonstrate by numerical example how your ice cream qualifies as “no fat.”  It is not clear, for example, how you can use your own brand as a reference, if you do not manufacture any ice cream that is not “low fat.”

“Novelty Products” is an industry term used to identify ice cream sold in other than bulk from.  The term includes things such as ice cream sandwiches, pre-packaged sundaes and the like.  The Company’s products are regulated only by the Food and Drug Administration.

Additional language has been added to this paragraph to explain the term “No Fat”.

Sales and Distribution, page 9

12.

Please delete the next to last sentence in this paragraph, unless you characterize as opinion both that the market for “Good for You” frozen desserts is increasing, and that you will share in this growth.

Additional language has been added to characterize the assertion as a matter of opinion.

13.

Please delete the sixth and seventh sentences of the first paragraph on page 10, unless you describe in detail how the McKinsey study was prepared and establish with specificity the relevance of this information to your products.

The sentence has been deleted.

14.

We note your disclaimer on your website that the reference to Weight Watchers and its Point System does not constitute a sponsorship or endorsement by them of your products.  If you retain any references to Weight Watchers or its point system, you should also include a comparable disclaimer here, if it is applicable.  We also note in this connection that you regard Weight Watchers as a potential competitor.

Disclaimer language has been added to this paragraph.

Manufacturing Process, page 11

15.

Please discuss in more detail the nature of the manufacturing currently being done by Ellsworth Ice Cream and Nutmeg Farms, since it does not appear that any of the manufactured products are currently being sold, and that neither of these companies is operating under contract.

This paragraph as been substantially re-written to address the Commission’s concerns.

16.

We note that you expect to have a “quality assurance person” on site at each manufacturing facility.  Your disclosure under the employees caption does not specify whether you currently employ any quality assurance employees.  Please clarify.

The language has been modified to confirm that the Company does not presently have a quality assurance person.

Competition, page 12

17.

Please tell us in more detail how your products compete on the basis of the factors you have identified.  For example, it appears that some of the competing product lines you have named have a wider selection of flavors.

The second paragraph under this section has been substantially expanded to address the Commission’s concerns.

18.

Please clarify the extent to which patent protection or the protection of trade secrets is important in your business and how this may affect competition.  Please explain more specifically how technology acquired from Milt and Geno’s Frozen Desserts is expected to be helpful to you, indicating whether or not this involved any patented technology or trade secrets, and if so, the status of any assets and how you expect to protect them from infringement or disclosure.  We have noted your statements at the caption “Proprietary Rights.”

A paragraph has been added to this section to address the comment.

Plan of Operations, page 14

19.

Please discuss fully your plan of operations for the next twelve months.  Please discuss your expectations for initial sales of your products, any expected expenses that you will incur in the manufacture of your product and any significant increases in salaries.  See Item 303(a) of Regulation S-B.

Four paragraphs have been added to this section.

Liquidity and Capital Resources, page 14

20.

Please discuss more fully your plans for raising capital beyond the end of 2005, and explain why your need for capital is related to a “greater than expected demand” and a “greater than anticipated market expansion,” since it appears that you would be obliged to raised capital to fund its business goals after 2005 in any case.

Additional language has been added to this section.

Description of Property, page 15

21.

Please confirm that you will update this disclosure when you enter into a lease.

The comment is duly noted; future filings will reflect material leases as and when entered into.

Security Ownership of Certain Beneficial Owners and Managements, page 15

22.

All of the shares held by Beulah J. Celella should be attributed to Geno Celella, and those held by Geno Celella should be attributed to Beulah J. Celella.  See Rule 13d-3 under the Security Exchange Act of 1934.  These persons may disclaim ownership of shares attributed to them in a footnote, if they wish.

The table has been revised as requested.

23.

Please include Alexander Bozzi, IV’s ownership interest in Marvanal in the table, instead of by footnote.

The table has been revised as requested.

24.

Please recompute ownership of all officers and directors as a group to include any holdings of Alexander Bozzi, IV, either directly or indirectly through shareholdings in Marvanal.

The table has been revised as requested.

Directors, Executive Officers, Promoters and Control Persons, page 16

25.

Please include the dates for each person’s business experience.  For example, you have included a significant number of positions that Alexander L. Bozzi, III held without including dates.  Please revise throughout.

The requested information has been added.

Certain Relationships and Related Transactions, page 19

26.

Please clarify what consideration you paid for Milt & Geno’s, if any, in addition to the assumption of liabilities.

Additional language has been added to clarify that the consideration was 37,500,000 shares of the Company’s common stock.

27.

Please discuss whether the fees paid to Nutmeg are comparable to fees you would pay an unaffiliated third party.

Additional language has been added.

Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters, page 20

28.

While the text on page 19 that follows the executive compensation table states that no form of compensation other than those shown in the table, including options, was paid, the fifth paragraph of this section suggests that some options were granted under your 2004 Stock Option Plan.  Please reconcile, and provide any additional disclosure regarding options granted which may be required.

No stock options were granted to the two persons named in the compensation table.  Options were granted to two other persons.

Financial Statements

Consolidated Financial Statements, Page F-2

Report of Independent Registered Public Accounting firm, page F-3

29.

Please ask your auditor what consideration was given to making reference to substantial doubt about your ability to continue as a going concern in light of your going concern footnote disclosure, the history of net losses, operating cash outflows, lack of sales activity, and the absence of a credit facility.  Alternatively, if further consideration of these operating conditions and management’s plans leads your auditor to believe there is substantial doubt, please revise the audit report to include an explanatory paragraph to reflect that conclusion.

We asked our auditors what consideration was given to making reference to substantial doubt about the ability to continue as a going concern in light of the present financial situation of the Company.  The Report of Independent Registered Public Accounting Firm, on the December 31, 2004 consolidated financial statements, was dated October 28, 2005.  For the period from January 1, 2005 through the date of their report, the Company had raised approximately $845,000 from private placements and another $50,000 from stockholder loans.  The current assets at September 30, 2005 (the most recent information available at the report date) exceeded the current liabilities by approximately $263,766 and those liabilities included the stockholder loans of $50,000, which were not due until January 31, 2006.  Additionally, the cash balance was approximately $26,610 on September 30, 2005.  Given these facts, our auditors felt that the Company would continue as a going concern through January 1, 2006.

Consolidated Balance Sheet, page F-4

30.

Please tell us how you determined your intangible assets have indefinite useful lives.  See paragraph 11 of SFAS No. 142.

At this time, there are no legal, regulatory, contractual, competitive, economic, or other factors which limit the useful life of this intangible asset to the reporting entity and, therefore, the useful life of the asset has been considered to be indefinite.

Consolidated Statement of Stockholders’ Equity for the Period June 25, 2004 (Date of Inception) to September 30, 2005, page F-6

31.

We note a stock subscription agreement obligates you to register for sale under the Securities Act 8,045,000 common shares issued between January and June 2005.  Please expand your disclosure to describe the terms and conditions that obligate you to register these shares.  In the event you fail to register these shares, disclose whether the agreement contains liquidated damage clauses, how the damages are to be paid, and the amount, and whether these securities become freely transferable after the holding period under Rule 144 of the Securities Act of 1933.  Also, tell us if the registration rights may be settled by physical, net share or net cash settlement options, the circumstances that affect the selection of available settlement options, and whether you or the investor holds the rights to select settlement options.

Additional language has been added to the third paragraph under Item 1 of Part II – “Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters”.  A copy of the Stock Option Agreement providing such rights has been field as Exhibit 10.1.  The registration rights provision is one, simple sentence, with no elaboration or provision for liquidated damages or alternate settlement practices.

32.

Please advise, or revise the 37.5 million common shares issued in the merger as reflecting $37,500 in par value rather than $25,000.

The $25,000 par value stated reflects the par value at the date the shares were issued.  The “Transfer due to stock split” on the Consolidated Statement of Stockholders’ Equity reflects the subsequent change in the par value after the 3 for 2 stock split.

Note 4.  Acquisition of Technology, page F-11

33.

Please tell us how you acquired certain liabilities with a net value of $0.  Include in your response the applicable characteristics of a liability discussed in paragraphs 36 through 41 of CON 6, as applicable.

The footnote was not correctly worded.  The value of the inventory less the value of the liabilities netted to $0.  The language in the note will be changed from “included the assumption of inventory and certain liabilities with a net value of $0” to “included inventory and certain liabilities whereby the value of the inventory less the value of the liabilities netted to $0.”

Note 5.  Stockholder Note Payable, page F-23

34.

Please tell us how you recorded and accounted for the 333,333 warrants and expand your disclosure accordingly.

The accounting for the warrants was not proper.  The September 30, 2005 consolidated financial statements have been changed to properly account for the fair value of the warrants as a debt discount and as additional paid in capital.  The warrants were valued at less $12,000 under a computation following a Black-Shoals valuation model.  The disclosures have been increased to discuss this appropriate accounting treatment.  No amortization of the debt discount was booked in the third quarter, as the amount was not material.

Exhibits

35.

Please revise to include your stock subscription agreement as a material contract.  See Item 601(b)(10) of Regulation S-B.

The Stock Subscription Agreement has been filed as Exhibit 10.3.

36.

If you acquired Milt & Geno’s pursuant to a written agreement, you should file this agreement pursuant to Item 601(b)(2) of Regulation S-B.

The Merger Agreement has been filed as Exhibit 10.2.

37.

Please file any amendments to your articles of incorporation.  We note that your balance sheet states that you are authorized to issue 150,000,000 shares of common stock but your articles authorize 65,000,000 shares.  Please revise.

An amendment to the Certificate of Incorporation has been filed as Exhibit 3(i).2.

38.

We note that you have not filed any agreements as material contracts pursuant to Item 601(b)910) of Regulation S-B.  Please file any employment agreements and any other material agreements.

Except as noted above, the Company has no material agreements.

39.

Please identify the appraiser of Milt & Geno’s and provide a consent from the appraiser.  Please provide us with the report to which you refer in note 2 on page

F-8.

The parties arrived at the acquisition price/terms with the assistance of Mr. Michael Traba, a Certified Financial Analyst; however, no actual appraisal report was prepared and Mr. Traba is not named as the appraiser.

Please contact me with any further questions or concerns.

Sincerely,

S/ RICHARD T. KEPPELMAN

Richard T. Keppelman

RTK/ptl

cc:  Michael Traba

       Alexander L. Bozzi, III

       Michael Sabol